UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 27, 2010.

Exhibit 99.1

Golar LNG Limited - Delivery of Golar Freeze

Golar LNG Limited ("Golar") is pleased to announce that the Golar Freeze FSRU has been delivered under its time charter to Dubai Supply Authority ("DUSUP") on May 16, 2010.

Golar LNG Management CEO Graham Robjohns said in a comment; "This is a major project milestone and a significant achievement. We are also delighted to have successfully delivered the world's third FSRU conversion from an existing LNG carrier, the first two of course also having been delivered by Golar. We would also like to pay tribute to DUSUP and Shell, as DUSUP's technical adviser; our excellent working relationship with them both and their dedication and commitment have been a key ingredient to the success of the project thus far".

Highlighting the platform for growth that Golar's three successful FSRU projects provide for the future, Golar Energy Management CEO Oscar Spieler said; "The delivery of this project to the satisfaction of DUSUP and Shell together with Golar's previous two FSRU projects successfully delivered and operating with Petrobras is a clear demonstration of our ability to deliver projects which meet our customer's expectations. We believe that this provides us with an excellent platform from which to further grow this part of our business".

Abdulla Abdul Karim, General Manager of DUSUP commented that "The successful conversion of the Golar Freeze into an FSRU is an important milestone for DUSUP in our drive to ensure we continue to deliver clean natural gas to meet the growing energy needs of Dubai. We look forward to working closely together with Golar in this important project for Dubai as we move into the operations phase".

The final part of the project prior to the commencement of operations is the commissioning and testing of the vessel and this is expected to take place later this year.

Golar is currently engaged with a syndicate of banks documenting a refinancing facility for the Golar Freeze which is expected to be concluded during the first half of June.

Golar LNG Limited

May 26, 2010

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management - +44 207 063 7900:

Graham Robjohns: Chief Executive Officer

Golar Energy Management - +65 6296 5518

Oscar Spieler: Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 27, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer